May 18, 2005

United States Securities and Exchange Commission

Mail Stop 0407

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Response to Comments on April 28, 2005

Quepasa Corporation

Form 10-KSB for the fiscal year ended December 31, 2004

Filed March 31, 2005

File No. 0-25565

Ladies and Gentlemen:

We have reviewed your comments, in your letter dated April 28, 2005, regarding our Form 10-KSB filing referenced above, and offer our following responses.

Note 1 – Description of Business and Summary of Significant Accounting Policies

Stock-Based Compensation, page F-11

1.	During fiscal year 2003, the Company was completing significant changes related to our business model and granted a sizable amount of options to key individuals that contributed to our new business model.

Stock-Based Compensation, page F-17

2.	The stock based compensation of $124,134 and $871,307 for the years ended December 31, 2004 and 2003 respectively, represents stock-based compensation that was issued below the market price of the Company’s common stock and is included as an expense in each of the respective years presented.

The stock awards that were issued at or above the market price of the Company’s common stock are reported on a pro forma basis on page F-11.

For the year ended December 31, 2004, the Company issued 72,500 shares with a value of $124,134 to certain employees at exercise prices below the market price, thus the Company recorded the expense.

United States Securities and Exchange Commission

May 18, 2005

Page Two

Note 6 – Commitments and Contingencies

Private Placement – Preferred Stock, page F-16

3.	Based on subsequent analysis of EITF 98-5 or EITF 00-27, we offer the following regarding the beneficial conversion feature of our convertible preferred stock.

After reviewing the impact of applying EITF 98-5, we feel that the Company should file an amended Form 10-QSB for the periods ended September 30, 2004 and Form 10-KSB for the fiscal year ended December 31, 2004. The following provides more clarity related to our position on the treatment of the beneficial conversion feature and the changes necessary to our financial statements.

In Footnote 7 – “Stockholders’ Equity” of the Company’s 10-KSB for the year ended December 31, 2004, the first sentence of the fifth paragraph under the heading “Preferred Stock” should read “Pursuant to the PPM, the preferred shareholders may convert their shares into common stock at anytime, following registration of the common stock.”

We have reviewed EITF 98-5 to provide guidance on the proper treatment of recording the beneficial conversion feature for this offering and determined that the structure of this offering falls outside of the case examples presented.

In the case of this offering the instrument is not convertible at inception and the conversion feature is dependant on a future event.

Per EITF 98-5, paragraph 13, “…any contingent beneficial conversion feature should be measured at the commitment date but not recognized in earnings until the contingency is resolved.” The measurement date of the beneficial conversion feature in this case is determined to be July 6, 2004, the date when the registration of the underlying common shares was declared effective by the SEC.

Facts:

$1,897,700 of convertible preferred stock.

Convertible upon registration of the underlying common stock.

Convertible at 75% of the average closing market price of the Company’s common stock for the 10 days preceding the effective date of the registration statement.

75% of the average closing market price of the Company’s common stock for the 10 days preceding the effective date of the registration statement was $1.23

Market price of the Company’s common stock on the effective date of the registration statement was $2.63.

United States Securities and Exchange Commission

May 18, 2005

Page Three

Private Placement – Preferred Stock, page F-16 (continued)

Calculation:

FV at effective registration date (July 6, 2004)	$2.63
Conversion price	$1.23
Intrinsic value of the beneficial conversion feature	$2,159,984	[1]

1($1,897,700 ÷ $1.23) x ($2.63 – $1.23)

The journal entry to record the beneficial conversion feature of the Series A Preferred Stock at the effective registration date (July 6, 2004) should have been:

Deemed preferred stock dividend	$1,897,700.00	[2]
APIC			$1,897,700.00

2 Per EITF 98-5, paragraph 6 “The Task Force observed that in certain circumstances, the intrinsic value of the beneficial conversion feature may be greater than the proceeds allocated to the convertible instrument. In those situations, the Task Force reached a consensus that the amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the convertible instrument.” In this case, the proceeds amounted to $1,897,700.00

Part II, Item 8A. Controls and Procedures, page 18

4.	You have noted that our certifying officers must evaluate our disclosure controls and procedures as of the end of the period covered by the report, rather than as of a date “within the 90 days prior to the filing of the report”. Our certifying officers concluded our disclosure controls and procedures were effective as of the end of the period covered by our Form 10-KSB. We will implement in future disclosures so that the certification are as of the end of the period covered by our Form 10-KSB.

United States Securities and Exchange Commission

May 18, 2005

Page Four

Part II, Item 8A. Controls and Procedures, page 18 (continued)

5.	You have stated that we have not disclosed our officers’ conclusions regarding the effectiveness of our disclosure controls and procedures in our Form 10-KSB and subsequent Forms 10-QSB. You have also stated that it is not clear whether, in making the conclusions our certifying officers considered all the information described in the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). We will implement in future filings to include clear conclusions by our certifying officers on the effectiveness of our disclosure controls and procedures and that we have considered all information in the cited Exchange Act. We will also disclose that our certifying officers’ concluded that the disclosure controls and procedures were effective.

6.	You have asked that we change our disclosure pursuant to Item 308(c) of Regulation S-B and confirm to you of any change in our internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. You have also asked us to change the related disclosure and confirm the same in subsequent Forms 10-QSB filings for the quarters ended September 30, 2004 and December 31, 2004. There were no changes in our internal control over financial reporting that occurred during the fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We will implement in future disclosures in our filings to comply with your request.

7.	You have asked us to tell you about the bases for our certifying officers conclusions about the effectiveness of our disclosure controls and procedures in light of the material weaknesses communicated by our auditors. We are still in the process of evaluating our internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2003 and have not yet completed enough testing to determine if this could potentially result in a material control weakness. However, we feel that with additional staff in our accounting and finance department, the Company will be able to more effectively address the areas of concern and eliminate the potential material weaknesses in our internal controls relating to the adequacy of staffing of our accounting and finance department.

United States Securities and Exchange Commission

May 18, 2005

Page Five

The Company further acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these answers will clarify our operations as they pertain to our financial disclosures. All necessary corrections will be made in future filings. If you should require any further information for clarification, you may contact me at your convenience at 602-716-0100 ext. 258.

Sincerely,

/s/ Charles B. Mathews	/s/ Fernando Ascencio
Charles B. Mathews	Fernando Ascencio
Chief Financial Officer	President and Chief Executive Officer